Exhibit 4.31
Longtop Financial Technologies Limited
ADDENDUM
TO
MANAGEMENT AND SERVICES AGREEMENT
This Addendum to Management and Services Agreement (the “Addendum”), which is effective for the fiscal year ended March 31, 2009, by and between LONGTOP FINANCIAL TECHNOLOGIES LIMITED, a company incorporated under the laws of the Cayman Islands and any of its subsidiaries (“LFT”), and LONGTOP INTERNATIONAL HOLDINGS LIMITED, a company incorporated under the laws of the British Virgin Islands (“LTI”).
WHEREAS, the parties hereto are parties to that certain Management and Services Agreement dated as of September 24, 2007 (the “Management and Services Agreement”); and
WHEREAS, the parties wish to amend the Management and Services Agreement as herein set forth.
NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
1. Amendments. The Management and Services Agreement is hereby amended as follows:
1.1. Amendment to Section 4.1. Section 4.1 of the Management and Services Agreement is hereby amended by inserting the following sentence immediately after the first sentence thereunder: “Notwithstanding the foregoing, effective January 1, 2009 and thereafter, LTI shall pay to LFT a reduced Management Fee which consists of $1,000 per month for LFT’s basic accounting services.”

1.2. Amendment to Section 4.2. Section 4.2 of the Management and Services Agreement is hereby amended by inserting the following at the end thereof:
“LFT will serve as LTI’s agent in China for signing outsourcing contracts and collecting Renminbi (“RMB”) payments from LTI outsourcing customers in China because LTI does not have a legal presence in China.  Notwithstanding anything contained herein to the contrary, LFT or any of its subsidiaries in China will charge LTI or any of its subsidiaries a service fee for the outsourcing delivery services which have been provided by LFT or such LFT’s subsidiary to LTI or such LTI’s subsidiary since April 1, 2008, equal to the amount of the Cost plus 5% of such Cost.  For purposes of calculating such service fee, the “Cost” shall be deemed to be equal to (i) the amount of the outsourcing related departmental expenses including allocated facilities and overheads (“Departmental Expenses”) but excluding any share-based compensation plus (ii) a 15% markup to cover LFT’s general and administrative expenses. In determining the amount of the Departmental Expenses and the service fee hereunder, any accrued bonus will be invoiced, subject to adjustments based on the actual amount of the bonus paid; and LFT will deduct from its future invoices any over-charged bonus amount that LTI has already settled or that has been collected on behalf of LTI by LFT’s China subsidiaries. In addition, the service fee hereunder excludes any business tax under any applicable tax law which shall be charged to LTI by LFT separately.”
Section 2. General Provisions. This Addendum shall be governed by the laws of the State of New York, without regard to its conflicts of laws principles. Except as specifically amended by Section 1 above, the Management and Services Agreement is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms. Capitalized terms not defined herein but defined in the Management and Services Agreement shall have the meanings assigned thereto by the Management and Services Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Addendum to be executed by their duly authorized representatives as of the day and year first above written.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
By:	/s/ Wai Chau Lin
	Name:	Wai Chau Lin
	Title:	Chief Executive Officer

LONGTOP INTERNATIONAL HOLDINGS LIMITED
By:	/s/ Hiu Kung Ka
	Name:	Hiu Kung Ka
	Title:	Chairman of the Board of Directors

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